EXHIBIT 99.3



                                                                   APPENDIX I

                         UNAUDITED CONSOLIDATION INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2000

                                              NOTES          SIX MONTHS         SIX MONTHS                 CONSTANT    YEAR ENDED
                                                          ENDED 30 JUNE      ENDED 30 JUNE                 CURRENCY   31 DECEMBER
                                                                   2000               1999       +/(-)        +/(-)        1999
                                                               (POUND)m           (POUND)m          %            %       (POUND)m
                                                                                                           (note 3)
-----------------------------------------------------------------------------------------------------------------------------------

TURNOVER (GROSS BILLINGS)                                       5,655.9            4,445.1      +27.2%       +26.2%      9,345.9
-----------------------------------------------------------------------------------------------------------------------------------

REVENUE                                           4             1,209.1            1,017.3      +18.9%       +17.9%      2,172.6
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                    1,071.1              861.2      +24.4%       +23.5%      1,855.3
Operating costs                                                  (924.6)            (740.6)     -24.8%       -23.8%     (1,591.8)
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                  146.5              120.6      +21.5%       +21.8%       263.5
Income from associates                                             14.2                8.3      +71.1%       +76.7%        27.3
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION        160.7              128.9      +24.7%       +25.3%       290.8
Net interest payable and similar charges                          (23.0)             (16.3)     -41.1%       -39.0%       (35.4)

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                     137.7              112.6      +22.3%       +23.2%       255.4
Tax on profit on ordinary activities              5               (41.3)             (34.9)     -18.3%       -19.2%       (76.6)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                       96.4               77.7      +24.1%       +25.0%       178.8
Minority interests                                                 (3.3)              (2.4)     -37.5%       -37.5%        (6.0)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS                       93.1               75.3      +23.6%       +24.6%       172.8
Ordinary dividends                                6                (9.3)              (7.8)     +19.2%       +21.3%       (24.0)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE PERIOD                                     83.8               67.5      +24.1%       +25.0%       148.8
===================================================================================================================================
PBIT MARGIN*                                                       13.3%              12.7%      +0.6%        +0.7%        13.4%
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Basic earnings per ordinary share                 7                12.3p              10.0p     +23.0%       +23.8%        22.9p
Diluted earnings per ordinary share               7                12.0p               9.8p     +22.4%       +23.5%        22.5p

-----------------------------------------------------------------------------------------------------------------------------------

ORDINARY DIVIDEND PER SHARE       - interim       6                 1.2p               1.0p     +20.0%       +20.0%         1.0p
                                  - final                             -                  -          -            -          2.1p
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER ADR**
Basic earnings per ADR                                            $0.97              $0.81      +19.8%       +19.8%    $   1.85
Diluted earnings per ADR                                          $0.94              $0.79      +19.0%       +19.0%    $   1.82

-----------------------------------------------------------------------------------------------------------------------------------
ORDINARY DIVIDEND PER ADR**

  Interim                                                      9.4(cent)          8.1(cent)     +16.0%       +16.0%     8.1(cent)

  Final                                                               -                  -          -            -      17.0(cent)

===================================================================================================================================

*    PBIT: Profit on ordinary activities before interest and taxation.

** These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in note 3. The comparative figures have been restated following a change in the ratio of ordinary shares per ADR from 10 ordinary shares per ADR to 5 ordinary shares per ADR.

                                                        WPP GROUP PLC

                                      UNAUDITED   SUMMARY  INTERIM   CONSOLIDATED  CASH  FLOW
                                         STATEMENT FOR THE PERIOD ENDED 30 JUNE, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    SIX MONTHS ENDED       SIX MONTHS ENDED            YEAR ENDED
                                                                        30 JUNE 2000           30 JUNE 1999      31 DECEMBER 1999
                                                                            (POUND)m               (POUND)m              (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------
    RECONCILIATION OF OPERATING PROFIT TO
    NET CASH  (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES:

      Operating profit                                                         146.5                  120.6                263.5
      Depreciation charge                                                       24.8                   19.7                 42.2
      Movements in working capital and provisions                             (309.0)                (202.9)                42.8
--------------------------------------------------------------------------------------------------------------------------------
    NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                       (137.7)                 (62.6)               348.5
    DIVIDENDS RECEIVED FROM ASSOCIATES                                           3.2                    1.8                  4.3

    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                            (23.9)                 (13.9)               (37.1)

    UNITED KINGDOM AND OVERSEAS TAX PAID                                       (31.5)                 (31.6)               (58.4)

    Purchase of tangible fixed assets                                          (29.9)                 (22.1)               (64.6)
    Purchase of own shares by ESOP Trust                                       (46.2)                  (4.1)               (17.9)
    Other movements                                                              3.2                    1.6                  2.0
---------------------------------------------------------------------------------------------------------------------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                               (72.9)                 (24.6)               (80.5)
      Cash consideration for acquisitions                                      (97.8)                 (57.3)              (242.2)
      Less cash acquired                                                         2.0                    3.3                 51.8
      Net purchase of other investments                                        (20.3)                     -                (11.8)
    TOTAL ACQUISITIONS                                                        (116.1)                 (54.0)              (202.2)
---------------------------------------------------------------------------------------------------------------------------------

    EQUITY DIVIDENDS PAID                                                          -                      -                (21.1)
---------------------------------------------------------------------------------------------------------------------------------
    NET CASH OUTFLOW BEFORE FINANCING                                         (378.9)                (184.9)               (46.5)
    Increase in drawings on bank loans                                         100.3                   42.3                258.0
    Proceeds from issue of shares                                                8.2                    4.0                 12.0
---------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM FINANCING                                                 108.5                   46.3                270.0
---------------------------------------------------------------------------------------------------------------------------------
    (DECREASE)/INCREASE IN CASH AND OVERDRAFTS FOR THE PERIOD                 (270.4)                (138.6)               223.5
    Translation difference                                                       8.0                    6.8                 (0.6)
    BALANCE OF CASH AND OVERDRAFTS AT BEGINNING OF PERIOD                      551.4                  328.5                328.5
---------------------------------------------------------------------------------------------------------------------------------
    BALANCE OF CASH AND OVERDRAFTS AT END OF PERIOD                            289.0                  196.7                551.4
---------------------------------------------------------------------------------------------------------------------------------
    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT)/FUNDS:
    (Decrease)/increase in cash and overdrafts for the period                 (270.4)                (138.6)               223.5
    Cash inflow from debt financing                                           (100.3)                 (42.3)              (258.0)
    Other movements                                                             (0.8)                  (0.7)                (1.7)
    Translation difference                                                     (12.4)                  (5.1)                (6.2)
---------------------------------------------------------------------------------------------------------------------------------
    Movement of net funds in the period                                       (383.9)                (186.7)               (42.4)
    Net funds at beginning of period                                            91.9                  134.3                134.3
---------------------------------------------------------------------------------------------------------------------------------
    Net (debt)/funds at end of period (Note 11)                               (292.0)                 (52.4)                91.9
---------------------------------------------------------------------------------------------------------------------------------


                                                                 WPP GROUP PLC

                                            Unaudited consolidated balance sheet as at 30 June, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                     30 JUNE             30 JUNE          31 DECEMBER
                                                        NOTES           2000                1999                 1999
                                                                    (POUND)m            (POUND)m             (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible assets:
   Corporate brands                                                     350.0              350.0                350.0
   Goodwill                                                 8           511.0              204.1                410.3
Tangible assets                                                         211.1              178.1                196.7
Investments                                                 8           448.9              290.7                356.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      1,521.0            1,022.9              1,313.9
CURRENT ASSETS
Stocks and work in progress                                             198.1              140.2                113.5
Debtors                                                               1,336.3            1,058.0              1,040.4
Debtors within working capital facility:
  Gross debts                                                           396.3              326.0                345.7
  Non-returnable proceeds                                              (228.1)            (219.5)              (214.1)
                                                                     ---------          ---------            ---------
                                                                        168.2              106.5                131.6
Cash at bank and in hand                                                395.9              302.7                607.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2,098.5            1,607.4              1,892.5
CREDITORS:  amounts falling due within one year             9        (2,404.2)          (1,846.6)            (2,148.0)
-----------------------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                (305.7)            (239.2)              (255.5)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 1,215.3              783.7              1,058.4

CREDITORS:  amounts falling due after more than one year   10          (754.9)            (468.6)              (652.5)
PROVISIONS FOR LIABILITIES AND CHARGES                                  (75.7)             (80.0)               (79.2)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                              384.7              235.1                326.7
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES

Share capital                                                            77.9               77.0                 77.5
Reserves                                                                296.6              149.6                240.7
-----------------------------------------------------------------------------------------------------------------------------------
SHARE OWNERS' FUNDS                                                     374.5              226.6                318.2
Minority interests                                                       10.2                8.5                  8.5
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EMPLOYED                                                  384.7              235.1                326.7
-----------------------------------------------------------------------------------------------------------------------------------


                                                                WPP GROUP PLC

                  UNAUDITED  RECONCILIATION  OF MOVEMENTS  IN  CONSOLIDATED SHARE OWNERS' FUNDS FOR THE PERIOD ENDED 30 JUNE 2000


                                                  SIX MONTHS ENDED          SIX MONTHS ENDED                YEAR ENDED
                                                      30 JUNE 2000              30 JUNE 1999          31 DECEMBER 1999
                                                          (POUND)m                  (POUND)m                  (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------

Profit for the period                                         93.1                      75.3                    172.8
Ordinary dividends payable                                    (9.3)                     (7.8)                   (24.0)
-----------------------------------------------------------------------------------------------------------------------------------
                                                              83.8                      67.5                    148.8
Exchange adjustments on foreign currency net investments     (36.1)                    (33.4)                   (31.2)
Other movements                                                8.6                       4.8                     12.9
-----------------------------------------------------------------------------------------------------------------------------------
NET ADDITIONS TO SHARE OWNERS' FUNDS                          56.3                      38.9                    130.5

OPENING SHARE OWNERS' FUNDS                                  318.2                     187.7                    187.7
-----------------------------------------------------------------------------------------------------------------------------------
CLOSING SHARE OWNERS' FUNDS                                  374.5                     226.6                    318.2
-----------------------------------------------------------------------------------------------------------------------------------



                       UNAUDITED STATEMENT OF CONSOLIDATED RECOGNISED GAINS AND LOSSES FOR THE PERIOD ENDED 30 JUNE, 2000
-----------------------------------------------------------------------------------------------------------------------------------


                                                  SIX MONTHS ENDED          SIX MONTHS ENDED               YEAR ENDED
                                                      30 JUNE 2000              30 JUNE 1999         31 DECEMBER 1999
                                                          (POUND)m                  (POUND)m                 (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                         93.1                      75.3                    172.8
Exchange adjustments on foreign currency
  net investments                                            (36.1)                    (33.4)                   (31.2)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL RECOGNISED GAINS                                        57.0                      41.9                    141.6
-----------------------------------------------------------------------------------------------------------------------------------

                               WPP GROUP PLC

      NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF ACCOUNTING

The consolidated interim financial statements are prepared under the historical cost convention.

2.   ACCOUNTING POLICIES

The  consolidated   interim  financial   statements  comply  with  relevant
accounting standards and have been prepared using accounting policies set out on pages 56 and 57 of the Group's 1999 Annual Report and Accounts.

The policies set out in the 1999 Annual Report and Accounts are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).

3.   CURRENCY CONVERSION

The 2000 unaudited interim consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$ 1.5700 to the pound (period ended 30 June, 1999: US$1.6197; year ended 31 December, 1999 US$1.6178). The balance sheet as at 30 June, 2000 has been prepared using the exchange rate on that day of US$ 1.5166 to the pound (30 June, 1999: US$1.5763; 31 December, 1999: US$1.6182).

The constant currency percentage changes shown on the face of the profit and loss account have been calculated by applying 2000 exchange rates to the results for 1999 and 2000.

The unaudited preliminary consolidated profit and loss account and balance sheet are presented in Euros in Appendix II for illustrative purposes. The unaudited interim consolidated profit and loss account is prepared using an average exchange rate of (Euro) 1.6347 to the pound (period ended 30 June, 1999: (Euro) $1.5372; year ended 31 December 1999: (Euro) 1.5202). The balance sheet as at 30 June, 2000 has been prepared using the exchange rate on the day of (Euro) 1.5870 to the pound (30 June, 1999: (Euro) 1.5285; 31 December, 1999: (Euro) 1.6056).


                               WPP GROUP PLC

      NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (CONTINUED)

4.   SEGMENTAL ANALYSIS

Reported contributions by geographical area were as follows:

------------------------------------------------------------------------------------------------------------
                                                           30 JUNE           30 JUNE      31 DECEMBER
                                                              2000              1999             1999
                                                          (POUND)M          (POUND)M         (POUND)M
------------------------------------------------------------------------------------------------------------

REVENUE
United Kingdom                                               234.9             212.0            434.7
United States                                                531.6             432.4            915.2
Continental Europe                                           218.7             199.1            426.2
Canada, Asia Pacific, Latin America, Africa
& Middle East                                                223.9             173.8            396.5
------------------------------------------------------------------------------------------------------------
                                                           1,209.1           1,017.3          2,172.6
============================================================================================================
PBIT[FN]1
United Kingdom                                                28.1              25.2             51.5
United States                                                 86.3              68.0            139.0
Continental Europe                                            28.1              25.0             55.8
Canada, Asia Pacific, Latin America, Africa
& Middle East                                                 18.2              10.7             44.5
------------------------------------------------------------------------------------------------------------
                                                             160.7             128.9            290.8
============================================================================================================
Reported contributions by operating sector were as follows:

------------------------------------------------------------------------------------------------------------
                                                           30 JUNE           30 JUNE      31 DECEMBER
                                                              2000              1999             1999
                                                          (POUND)M          (POUND)M         (POUND)M
------------------------------------------------------------------------------------------------------------
REVENUE
Advertising, media investment management                     556.6             477.2          1,013.1
Information and consultancy                                  239.5             191.9            419.7
Public relations and public affairs                          121.7              82.8            178.9
Branding and identity, healthcare and specialist
communications                                               291.3             265.4            560.9
------------------------------------------------------------------------------------------------------------
                                                           1,209.1           1,017.3          2,172.6
============================================================================================================
PBIT[FN]1

Advertising, media investment management                      84.5              69.2            155.9
Information and consultancy                                   22.5              18.0             42.1
Public relations and public affairs                           18.7              11.6             23.9
Branding and identity, healthcare and
  specialist communications                                   35.0              30.1             68.9
------------------------------------------------------------------------------------------------------------
                                                             160.7             128.9            290.8
============================================================================================================

1 PBIT: Profit on ordinary activities before interest and taxation.

5.   TAXATION

The Group tax rate on profit on ordinary activities before taxation is 30% (30 June, 1999: 31%; year ended 31 December, 1999: 30%). The tax charge relates mainly to overseas operations, except for (POUND)5.8 million in respect of UK corporation tax and (POUND)3.1 million in respect of associated companies.

6.   INTERIM DIVIDEND

An interim dividend of 1.2p (1999: 1.0p) per ordinary share has been declared by the Board. This is expected to be paid on 20 November 2000 to share owners on the register at 15 September 2000.

7.   EARNINGS PER SHARE

(a) Basic earnings per share have been calculated using earnings of(POUND)93.1 million (30 June, 1999:(POUND)75.3 million; year ended 31 December, 1999:(POUND)172.8 million) and weighted average shares in issue during the six months to 30 June, 2000 of 757,499,254 shares (30 June, 1999: 752,798,633 shares; year ended 31 December, 1999:
     753,324,054 shares).

(b) Diluted earnings per share have been calculated using earnings of(POUND)93.1 million (30 June, 1999:(POUND)75.3 million; year ended 31 December, 1999:(POUND)172.8 million) on a weighted average of 775,155,818 shares (30 June, 1999: 768,181,423 shares; year ended 31
     December, 1999: 768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings.

(c)  At 30 June, 2000 there were 778,921,600 ordinary shares in issue.

8.   GOODWILL

Total goodwill of (POUND)117.4 million arising during the period includes (POUND)100.7 million in respect of acquisitions of subsidiary undertakings. In addition, investments include (POUND)16.7 million of goodwill in respect of associate undertakings acquired during the period.

Cash paid in respect of these acquisitions was (POUND)97.8 million (30 June 1999:(POUND)57.3 million and 31 December, 1999:(POUND)242.2 million). Future anticipated payments to vendors totalled (POUND)179.5 million (30 June, 1999:(POUND)97.2 million; 31 December, 1999: (POUND)172.4 million), based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired.

These acquisitions do not have a significant impact on the Group's results for the six months to 30 June 2000.

9.   CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in creditors falling due within one year:

                                                    30 JUNE         30 JUNE          31 DECEMBER
                                                       2000            1999                 1999
                                                       ----            ----                 ----
                                                   (POUND)M        (POUND)M             (POUND)M

Bank loans and overdrafts                             230.8           105.9                148.3
Trade creditors                                     1,416.7         1,160.5              1,315.0
Corporate income tax payable                           37.8            58.7                 34.6
Deferred income                                       137.5           103.6                125.8
Payments due to vendors (note 8)                       52.6             6.1                 41.2
Other creditors and accruals                          528.8           411.8                483.1
                                                    -------         -------              -------
                                                    2,404.2         1,846.6              2,148.0
                                                    =======         =======              =======

Overdraft balances included within bank loans and overdrafts amount to (POUND)106.9 million (30 June, 1999:(POUND)105.9 million; 31 December,
1999:(POUND)55.6 million).

10.  CREDITORS:  AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in creditors falling due after more than one year:

                                                               30 JUNE            30 JUNE           31 DECEMBER
                                                                  2000               1999                  1999
                                                                  ----               ----                  ----
                                                              (POUND)M           (POUND)M              (POUND)M

Corporate bond and bank loans                                    457.1              249.2                 366.8
Corporate income taxes payable                                   125.9               99.2                 122.9
Payments due to vendors (note 8)                                 126.9               91.1                 131.2
Other creditors and accruals                                      45.0               29.1                  31.6
                                                                 -----               ----                ------
                                                                 754.9              468.6                 652.5
                                                                 =====              =====                ======

The corporate bond, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                                               30 JUNE            30 JUNE           31 DECEMBER
                                                                  2000               1999                  1999
                                                                  ----               ----                  ----
                                                              (POUND)M           (POUND)M              (POUND)M

Within one year                                                  230.8              105.9                 148.3
Between 1 and 2 years                                                -                  -                     -
Between 2 and 5 years                                            261.0               60.8                 183.1
Over 5 years                                                     196.1              188.4                 183.7
                                                                 -----              -----                 -----
                                                                 687.9              355.1                 515.1
                                                                 =====              =====                 =====


11.  NET (DEBT)/FUNDS

                                                               30 JUNE            30 JUNE           31 DECEMBER
                                                                  2000               1999                  1999
                                                                  ----               ----                  ----
                                                              (POUND)M           (POUND)M              (POUND)M

Cash at bank and in hand                                        395.9              302.7                 607.0
Bank loans and overdrafts due within one year                  (230.8)            (105.9)               (148.3)
(note 9)
Corporate bond and loans due after one year (note 10)          (457.1)            (249.2)               (366.8)
                                                               -------            ------                -------
Net (debt)/funds                                               (292.0)             (52.4)                 91.9
                                                               =======            =======               =======

12.  POST BALANCE SHEET EVENT

Since 30 June 2000, the Group has entered into a further Revolving Credit Facility for US$700 million. This facility has a 364 day maturity. Under this agreement the Group has the ability to draw funds for a period of up to 3 years from the date of the agreement. This facility is subject to share owners' approval.

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

13.  STATUTORY INFORMATION AND AUDIT REVIEW

The results for the six months to 30 June, 2000 and 1999 do not constitute statutory accounts. The statutory accounts for the year ended 31 December, 1999 received an unqualified auditors' report and have been filed with the Registrar of Companies. The interim financial statements are unaudited but have been reviewed by the auditors and their report to the directors is set out below.

                 INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

INTRODUCTION

We have been instructed by the company to review the financial information set out on pages 11 to 20 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and applicable United Kingdom accounting standards. The Listing Rules require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued in the United Kingdom by the Auditing Practices Board and with our profession's ethical guidance. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2000.

ARTHUR ANDERSEN
Chartered Accountants
London
14 August 2000


                               WPP GROUP PLC

                                APPENDIX II

         PRELIMINARY RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2000
        UNAUDITED PRELIMINARY CONSOLIDATED PROFIT & LOSS ACCOUNT FOR
                     THE SIX MONTHS ENDED 30 JUNE, 2000

             PRESENTED IN EUROS FOR ILLUSTRATIVE PURPOSES ONLY

                                                                  SIX MONTHS ENDED     SIX MONTHS ENDED              YEAR ENDED
                                                                      30 JUNE 2000         30 JUNE 1999        31 DECEMBER 1999
                                                                           (EURO)M              (EURO)M                 (EURO)M
-----------------------------------------------------------------------------------------------------------------------------------

TURNOVER (GROSS BILLINGS)                                                  9,245.7              6,833.0                14,207.6
-----------------------------------------------------------------------------------------------------------------------------------

REVENUE                                                                    1,976.5              1,563.8                 3,302.8
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                               1,750.9              1,323.8                 2,820.4
Operating costs                                                           (1,511.4)            (1,138.4)               (2,419.8)
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                             239.5                185.4                   400.6
Income from associates                                                        23.2                 12.7                    41.5

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION                   262.7                198.1                   442.1
Net interest payable and similar charges                                     (37.6)               (25.0)                  (53.8)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                225.1                173.1                   388.3
Tax on profit on ordinary activities                                         (67.5)               (53.6)                 (116.5)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                                 157.6                119.5                   271.8
-----------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                            (5.4)                (3.7)                   (9.1)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS                                 152.2                115.8                   262.7
Ordinary dividends                                                           (15.2)               (12.0)                  (36.5)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE PERIOD                                               137.0                103.8                   226.2
===================================================================================================================================
EARNINGS PER SHARE (NET BASIS)

     Basic earnings per ordinary share                                       20.1(cent)           15.4(cent)            34.8(cent)
-----------------------------------------------------------------------------------------------------------------------------------

ORDINARY DIVIDEND PER SHARE - interim                                        1.96(cent)           1.54(cent)             1.52(cent)
                            - final                                             -                    -                   3.19(cent)
===================================================================================================================================


                                                           WPP GROUP PLC

                                UNAUDITED PRELIMINARY CONSOLIDATED BALANCE SHEET AS AT 30 JUNE, 2000
                                         PRESENTED IN EUROS FOR ILLUSTRATIVE PURPOSES ONLY

-----------------------------------------------------------------------------------------------------------------------------------

                                                                      30 JUNE 2000          30 JUNE 1999       31 DECEMBER 1999
                                                                          (EURO)M              (EURO)M               (EURO)M
-----------------------------------------------------------------------------------------------------------------------------------

FIXED ASSETS
Intangible assets:
  Corporate brands                                                           555.5                 535.0                  561.9
  Goodwill                                                                   811.0                 312.0                  658.8
Tangible assets                                                              335.0                 272.2                  315.8
Investments                                                                  712.3                 444.3                  573.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           2,413.8               1,563.5                2,109.5

CURRENT ASSETS
Stocks and work in progress                                                  314.4                 214.3                  182.2
Debtors                                                                    2,120.7               1,617.2                1,670.5
Debtors within working capital facility:
  Gross debts                                                                628.9                 498.3                  555.1
  Non-returnable proceeds                                                   (362.0)               (335.5)                (343.8)
                                                                           -------               -------                -------
                                                                             266.9                 162.8                  211.3
Cash at bank and in hand                                                     628.3                 462.7                  974.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           3,330.3               2,457.0                3,038.6
CREDITORS:  amounts falling due within one year                           (3,815.5)             (2,822.5)              (3,448.8)
-----------------------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                     (485.2)               (365.5)                (410.2)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                      1,928.6               1,198.0                1,699.3

CREDITORS:  amounts falling due after more than one year                  (1,198.0)               (716.3)              (1,047.7)
PROVISIONS FOR LIABILITIES AND CHARGES                                      (120.1)               (122.3)                (127.2)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                   610.5                 359.4                  524.4

-----------------------------------------------------------------------------------------------------------------------------------

CAPITAL AND RESERVES
Share capital                                                                123.6                 117.7                  124.4
Reserves                                                                     470.7                 228.7                  386.4
-----------------------------------------------------------------------------------------------------------------------------------
SHARE OWNERS' FUNDS                                                          594.3                 346.4                  510.8
Minority interests                                                            16.2                  13.0                   13.6
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EMPLOYED                                                       610.5                 359.4                  524.4
-----------------------------------------------------------------------------------------------------------------------------------

                                                              APPENDIX III

                            ILLUSTRATIVE UNAUDITED PRO FORMA WPP/Y&R CONSOLIDATED FINANCIAL INFORMATION

                                                      SIX MONTHS ENDED 30 JUNE 2000               SIX MONTHS ENDED    30 JUNE 1999
                                             WPP          Y&R              Combined                 WPP          Y&R     Combined
                                                          UK GAAP           UK GAAP                          UK GAAP      UK GAAP
                                           (POUND)m      (POUND)m          (POUND)m             (POUND)m     (POUND)m    (POUND)m
-----------------------------------------------------------------------------------------------------------------------------------


REVENUE                                    1,209.1        600.8             1,809.9          1,017.3           492.8      1,510.1
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                               1,071.1        600.8             1,671.9            861.2           492.8      1,354.0
Operating costs                             (924.6)      (524.1)           (1,448.7)          (740.6)         (436.1)    (1,176.7)
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT PRE EXCEPTIONAL CHARGE      146.5         76.7               223.2            120.6            56.7        177.3

Exceptional operating charge                     -        (36.7)              (36.7)               -               -            -
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                             146.5         40.0               186.5            120.6            56.7        177.3

Income from associates                        14.2          2.4                16.6              8.3             2.3         10.6
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE         160.7         42.4               203.1            128.9            59.0        187.9
 INTEREST AND TAXATION

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE         160.7         79.1               239.8            128.9            59.0        187.9
 INTEREST, TAX AND EXCEPTIONAL CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar             (23.0)        (5.2)              (28.2)           (16.3)           (2.7)       (19.0)
charges

-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE         137.7         37.2               174.9            112.6            56.3        168.9
TAXATION

Tax on profit on ordinary activities         (41.3)       (28.9)              (70.2)           (34.9)          (21.1)       (56.0)

Exceptional tax credit arising on                -         18.1                18.1                -            12.8         12.8
exercised stock options
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER
TAXATION                                      96.4         26.4               122.8             77.7            48.0        125.7

Minority interests                            (3.3)        (0.9)               (4.2)            (2.4)           (0.2)        (2.6)
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY
SHARE OWNERS                                  93.1         25.5               118.6             75.3            47.8        123.1

Ordinary dividends                            (9.3)        (2.3)              (11.6)            (7.8)           (1.1)        (8.9)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT FOR THE PERIOD                83.8         23.2               107.0             67.5            46.7        114.2
===================================================================================================================================
PBIT* margin                                  13.3%        13.2%               13.2%            12.7%           12.0%        12.4%
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE

Diluted earnings per ordinary share           12.0p         n/a                10.6p            9.8p            n/a          11.1p

Diluted earnings per ordinary share pre
exceptional items                             12.0p         n/a                12.2p            9.8p            n/a           9.9p

===================================================================================================================================

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. UNAUDITED PRO FORMA FINANCIAL  INFORMATION OF THE ENLARGED WPP GROUP PLC

The following unaudited pro forma profit and loss account for the six months 30 June 1999 and 2000 (the "Unaudited pro forma Financial
Information") for WPP Group plc have been prepared for illustrative purposes only to show the effects of the combination with Y&R as if it had occurred at 1 January 1999 for the six months ended 30 June 1999 and 1 January 2000 for the six months ended 30 June 2000. Because of its nature, the Unaudited pro forma Financial Information may not give a true picture of the financial position of WPP Group plc. It has been prepared in accordance with the Listing Rules.

The financial information for Y&R for the six months ended 30 June 1999 and 2000 is based on the unaudited results extracted from Y&R's form 10-Q filed with the SEC on 3 August 2000, prepared in accordance with US GAAP adjusted to reflect WPP's accounting policies under UK GAAP

2.   RECLASSIFICATIONS

Reclassifications have been made to Y&R's historical financial information presented under US GAAP to conform to WPP's presentation and disclosed accounting policies under UK GAAP. None of these reclassifications impact net profit.

The reclassifications that impacts the profit and loss account is:

EQUITY ACCOUNTING

In accordance with UK GAAP, the investor's share of operating profit or loss of associated undertakings and joint ventures is shown separately on the face of the profit and loss account and the investor's share of the taxation charge of associated undertakings and joint ventures is included within the taxation charge shown in the profit and loss account. Under US GAAP, net after-tax profits or losses are included in the income statement as a single line item.

3. US TO UK GAAP ADJUSTMENTS

Accounting principles generally accepted in the UK differ in certain material respects from those generally accepted in the US. The differences which are material to restating the historical consolidated financial information of Y&R to conform to WPP's disclosed accounting policies under UK GAAP are set out below.

(A)  GOODWILL

In accordance with UK GAAP and FRS 10 "Goodwill and Intangible Assets," goodwill resulting from acquisitions made by Y&R on or after 1 January 1998 has been capitalised as an intangible asset. Under WPP's disclosed accounting policy this goodwill has an indefinite life and as a result no amortisation has been provided. Under UK GAAP, goodwill assumed to have an indefinite life is subject to an annual impairment review in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill".

Under US GAAP, goodwill resulting from a business combination accounted for as a purchase is amortised over its estimated useful life, not to exceed 40 years. Additionally, Y&R's management evaluates the carrying value of Y&R's tangible and intangible assets each year, or whenever events or circumstances indicate that these assets may be impaired. Intangible assets are determined to be impaired if the future anticipated undiscounted cash flows arising from the use of the intangible assets are less than their carrying value. If an impairment is deemed to have occurred, the asset is written down to its fair value. The impact of this adjustment is to increase operating profit by $10.9m ((POUND)6.9m).

(B)  NON-OPERATING ITEMS

For the six months to 30 June 2000 in accordance with US GAAP, Y&R recognised gains largely relating to the sale of certain assets and rights known as Y&R TeamSpace in exchange for an ownership interest in eMotion Inc. and other net gains on investing activities largely relating to additional consideration received from Luminant. Under UK GAAP, these gains would be included in the statement of total recognised gains and losses which has not been separately presented. The impact of this adjustment is to reduce profit on ordinary activities by $12.2m ((POUND)7.8m).

(C)  DEFERRED TAXES

Under UK GAAP, deferred tax assets are accounted for only to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. This reduces the tax charge in the profit and loss account by $28.4m ((POUND)18.1m) under UK GAAP.

(D)  TREASURY STOCK

Under UK GAAP, if repurchased Treasury stock is used for the purpose of satisfying the Company's obligation upon exercise of stock options issued to employees, the Company should record as an operating cost, the excess of the cost of repurchasing the treasury stock over the proceeds received from employees on exercising stock options. Under US GAAP, this is recorded as a reduction in equity. For the six months ended 30 June 2000, under UK GAAP, this results in a charge of $57.6 ((POUND)36.7m) million which has been reflected as an operating exceptional item within this restatement. For prior years, the difference between the proceeds on exercise of employee share options less the cost of satisfying these options is not material.

4.   SEGMENTAL INFORMATION

The tables below present unaudited pro forma segment information, including Y&R segments presented to conform with the segments as reported by WPP and to UK GAAP. "PBIT" means profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

INFORMATION BY DISCIPLINE


                                                REVENUE BY DISCIPLINE - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000            SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ---------------------------------------       -------------------------------------
-------------------------------     WPP            Y&R      COMBINED          WPP           Y&R         COMBINED
                                               UK GAAP       UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                 556.6          274.3        830.9         477.2         232.7         709.9
Investment Management
Information & Consultancy           239.5              -        239.5         191.9             -         191.9
Public Relations & Public           121.7          125.4        247.1          82.8          95.3         178.1
Affairs
Branding & Identity,                291.3          201.1        492.4         265.4         164.8         430.2
Healthcare &
Specialist-Communications

                              -----------------------------------------------------------------------------------

                                  1,209.1          600.8      1,809.9       1,017.3         492.8       1,510.1
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------




                                                PBIT[FN*] BY DISCIPLINE - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000             SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ------------------------------------------     ------------------------------------
-------------------------------     WPP              Y&R        COMBINED        WPP          Y&R        COMBINED
                                                   UK GAAP      UK GAAP                    UK GAAP      UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                   84.5          43.7        128.2          69.2          30.0          99.2
Investment Management
Information & Consultancy             22.5             -         22.5          18.0             -          18.0
Public Relations & Public             18.7          17.4         36.1          11.6           8.6          20.2
Affairs
Branding & Identity,                  35.0          18.0         53.0          30.1          20.4          50.5
Healthcare &
Specialist-Communications

                              -----------------------------------------------------------------------------------

                                     160.7          79.1        239.8         128.9          59.0         187.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

-----------------------------------------------------------------------------------------------------------------



                                                REVENUE BY DISCIPLINE - U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
($)M                          -----------------------------------------       -----------------------------------
-------------------------------     WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                  873.8         430.7      1,304.5         773.0         377.0       1,150.0
Investment Management
Information & Consultancy            376.0             -        376.0         310.8             -         310.8
Public Relations & Public            191.1         196.9        388.0         134.1         154.3         288.4
Affairs
Branding & Identity,                 457.3         315.7        773.0         429.8         266.9         696.7
Healthcare &
Specialist-Communications
                              -----------------------------------------------------------------------------------

                                   1,898.2         943.3      2,841.5       1,647.7         798.2       2,445.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------




                                                PBIT* BY DISCIPLINE  U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                   SIX MONTHS ENDED 30 JUNE 1999
($)M                       --------------------------------------------       -----------------------------------
----------------------------       WPP              Y&R        COMBINED       WPP          Y&R          COMBINED
                                                  UK GAAP       UK GAAP                    UK GAAP       UK GAAP
                              -----------------------------------------------------------------------------------



Advertising & Media                  132.8          68.7        201.5         112.1          48.6         160.7
Investment Management
Information & Consultancy             35.3             -         35.3          29.1             -          29.1
Public Relations & Public             29.3          27.4         56.7          18.7          14.0          32.7
Affairs
Branding & Identity,                  54.9          28.2         83.1          48.9          33.0          81.9
Healthcare &
Specialist-Communications

                              -----------------------------------------------------------------------------------

                                     252.3         124.3        376.6         208.8          95.6         304.4
                              -----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.


INFORMATION BY GEOGRAPHY


                                                REVENUE BY GEOGRAPHY - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ----------------------------------------        -----------------------------------
------------------------------      WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



North America                       553.6         331.2        884.8         452.1         276.5         728.6

UK                                  234.9          55.1        290.0         212.0          45.3         257.3

Continental Europe                  218.7         134.9        353.6         199.1         125.3         324.4

Asia Pacific, Latin                 201.9          79.6        281.5         154.1          45.7         199.8
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                  1,209.1         600.8      1,809.9       1,017.3         492.8       1,510.1
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------



                                                PBIT[FN*] BY  GEOGRAPHY - POUND STERLING INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
(POUND)M                      ----------------------------------------        -----------------------------------
------------------------------      WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------




North America                        88.1          55.6        143.7          70.3          47.2         117.5

UK                                   28.1          -0.2         27.9          25.2           1.0          26.2

Continental Europe                   28.1          16.7         44.8          25.0           9.5          34.5

Asia Pacific, Latin                  16.4           7.0         23.4           8.4           1.3           9.7
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                    160.7          79.1        239.8         128.9          59.0         187.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.


                                                REVENUE BY GEOGRAPHY - U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                 SIX MONTHS ENDED 30 JUNE 1999
($)M                          ----------------------------------------        -----------------------------------
-------------------------------     WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



North America                       869.2         520.1      1,389.3         732.2         447.8       1,180.0

UK                                  368.7          86.5        455.2         343.4          73.4         416.8

Continental Europe                  343.3         211.8        555.1         322.5         202.9         525.4

Asia Pacific, Latin                 317.0         124.9        441.9         249.6          74.1         323.7
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                  1,898.2         943.3      2,841.5       1,647.7         798.2       2,445.9
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------



                                                PBIT[FN*] BY GEOGRAPHY - U.S. DOLLAR INFORMATION
                              -----------------------------------------------------------------------------------
                                   SIX MONTHS ENDED 30 JUNE 2000                  SIX MONTHS ENDED 30 JUNE 1999
($)M                      --------------------------------------------       ------------------------------------
-------------------------------     WPP            Y&R        COMBINED        WPP           Y&R         COMBINED
                                               UK GAAP        UK GAAP                     UK GAAP        UK GAAP
                              -----------------------------------------------------------------------------------



North America                       138.3          87.4        225.7         113.9          76.4         190.3

UK                                   44.2          -0.3         43.9          40.8           1.7          42.5

Continental Europe                   44.1          26.2         70.3          40.5          15.4          55.9

Asia Pacific, Latin                  25.7          11.0         36.7          13.6           2.1          15.7
America, Africa & Middle
East
                              -----------------------------------------------------------------------------------

                                    252.3         124.3        376.6         208.8          95.6         304.4
                              -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* PBIT:  Profit  on  ordinary  activities  before  interest  and  taxation, excluding exceptional operating charge.

5.   TRANSLATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

Solely for convenience, the unaudited pro forma information is shown in both pounds sterling and US dollars using the approximate average rate for the periods for the profit and loss account (2000: $1.57 = (POUND)1, 1999:
$1.6197 = (POUND)1).

6.   DILUTED EARNINGS

The number is shares used in the calculation of unaudited pro forma earnings per share are based on the average weighted number of WPP shares during the respective periods aggregated with the weighted average number of Y&R shares during the respective period, multiplied by 4.175 to reflect the exchange ratio.

Diluted earnings per share takes into account the exercise of WPP employee share options where these are expected to be diluted, aggregated with the number of Y&R options expected to dilute, multiplied by 4.175 to reflect the exchange rate into WPP new shares. The 30 June 2000 calculation also includes the dilutive impact of the Y&R convertible loan stock.


                                                         DILUTED NUMBER OF SHARES (MILLION)
                                    ---------------------------------------------------------------------------
                                       SIX MONTHS ENDED 30 JUNE 2000            SIX MONTHS ENDED 30 JUNE 1999
                                    --------------------------------            -------------------------------
                                       WPP       Y&R       PRO FORMA            WPP         Y&R     PRO FORMA

----------------------------------
                                    ---------------------------------------------------------------------------

Weighted average                        775.2         86.4           n/a       768.2         82.0           n/a


Multiplication factor                     n/a        4.175           n/a         n/a        4.175           n/a


Weighted average, new WPP               775.2        360.7       1,135.9       768.2        342.4       1,110.6
shares

---------------------------------------------------------------------------------------------------------------

Unaudited pro forma diluted earnings per share have been calculated using unaudited pro forma earnings of (POUND)120.1m (1999: (POUND)123.1m) which includes (POUND)1.5m in respect of the Y&R convertible loan stock in 2000 (1999: nil).

Unaudited pro forma diluted earnings per share pre exceptional items has been calculated using earnings of (POUND)138.7m (1999: (POUND)110.3m) which reflect the removal of the Y&R exceptional operating charge in respect of Treasury Stock and the Y&R exceptional tax credits arising on the exercise of stock options.